CUSIP No. 963025101	Page 1 of 5 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)

WHEELER REAL ESTATE INVESTMENT TRUST, INC.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

963025101
(CUSIP Number)

Mr. Andrew R. Jones
North Star Partners
274 Riverside Avenue
Westport, CT  06880
(203) 227-9898
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

- with copies to-

Phillip M. Goldberg Foley & Lardner LLP 321 North Clark Street Suite 2800 Chicago, IL 60654-5313 (312) 832-4549	Peter D. Fetzer Foley & Larder LLP 777 East Wisconsin Avenue Suite 3800 Milwaukee, WI 53202-5306 (414) 297-5596

December 4, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 963025101	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON NS Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 405,257(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 405,257(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 405,257(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
14	TYPE OF REPORTING PERSON IA
(1)
Includes 21,600 shares of Series D cumulative convertible Preferred Stock, no par value, that are convertible into 31,840 shares of Common Stock, at any time, at a conversion price of $16.96; and includes 45,335 shares of Series B convertible Preferred Stock, no par value, that are convertible into 28,334 shares of Common Stock, at any time, at a conversion price of $40.

CUSIP No. 963025101	Page 3 of 5 Pages

1	NAME OF REPORTING PERSON Andrew R. Jones
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 49,885(1)
	8	SHARED VOTING POWER 405,257(2)
	9	SOLE DISPOSITIVE POWER 49,885(1)
	10	SHARED DISPOSITIVE POWER 405,257(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 455,142(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON IN
(1)	Includes 2,100 shares of Series B convertible Preferred Stock, no par value, that are convertible into 1,313 shares of Common Stock, at any time, at a conversion price of $40.
(2)
Includes 21,600 shares of Series D cumulative convertible Preferred Stock, no par value, that are convertible into 31,840 shares of Common Stock, at any time, at a conversion price of $16.96; and includes 45,335 shares of Series B convertible Preferred Stock, no par value, that are convertible into 28,334 shares of Common Stock, at any time, at a conversion price of $40.

CUSIP No. 963025101	Page 4 of 5 Pages
EXPLANATORY NOTE

This Amendment No. 3 to the Schedule 13D amends the second amended and restated Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on April 17, 2018 (the “Restated Filing”) (the Restated Filing and this Amendment No. 3 are collectively referred to herein as the “Schedule 13D”).  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Restated Filing.
This Schedule 13D relates to the common stock, $0.01 par value (the “Common Stock”), of Wheeler Real Estate Investment Trust, Inc., a Maryland corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 2529 Virginia Beach Blvd., Suite 200, Virginia Beach, Virginia 23452.  This Schedule 13D is being filed jointly by (1) NS Advisors, LLC, a Connecticut limited liability company (“NS Advisors”); and (2) Andrew R. Jones, the managing partner of NS Advisors (collectively, the “Reporting Persons”).  The joint filing agreement of the Reporting Persons was attached as Exhibit 99.1 to the initial Schedule 13D filed with the Securities and Exchange Commission on July 21, 2017.
As a result of a recent transfer of shares of Common Stock, the Reporting Persons no longer beneficially own more than 5% of the Common Stock.  So, upon the filing of this amendment, the Reporting Persons will cease to be reporting persons with regard to the Common Stock.
Item 5.	Interest in Securities of the Issuer
Items 5(a)-(c) and (e) of the Schedule 13D are hereby amended and restated to read as follows:
(a)-(b) As a result of the transfer of ownership of 100,000 shares of the Common Stock on December 4, 2019, the Reporting Persons beneficially own 455,142 shares of Common Stock of the Issuer.  This represents 4.7% of the 9,754,758 shares of Common Stock (as adjusted to address the shares of Common Stock into which the Preferred Stock is convertible) reported as outstanding as of November 6, 2019 in the Issuer’s Quarterly Report on Form 10-Q, as filed with the SEC on November 7, 2019.
The Reporting Persons’ beneficial ownership includes (1) 405,257 shares of Common Stock owned by the Clients, which represents 4.2% of the outstanding Common Stock, and includes on an as exercised basis the 60,174 shares of Common Stock into which the Preferred Stock is convertible; and (2) 49,885 shares of Common Stock owned by Mr. Jones directly or through his IRA, which represents less than 0.1% of the outstanding Common Stock, and includes on an as exercised basis the 1,313 shares of Common Stock into which the Preferred Stock is convertible.
Each of the Reporting Persons shares voting and dispositive power over the shares of Common Stock held by the Clients.
(c) The Reporting Persons did not effect any transactions with respect to the Common Stock of the Issuer during the past sixty (60) days other than the distribution of 100,000 shares of Common Stock to a limited partner of NS Advisors, which resulted in the Reporting Persons no longer beneficially owning said shares.
(e) As of December 4, 2019, the Reporting Persons ceased to be the beneficial owners of more than five percent (5%) of the Common Stock of the Issuer.

CUSIP No. 963025101	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated:  December 10, 2019

NS ADVISORS, LLC By: /s/ Andrew R. Jones Name: Andrew R. Jones Title: Managing Partner
/s/ Andrew R. Jones Andrew R. Jones